

December 23, 2010

Timothy C. Barabe
Executive Vice President and Chief Financial Officer
Affymetrix, Inc.
3420 Central Expressway
Santa Clara, CA 95051

   Re: **Affymetrix, Inc.**
     Form 10-K for the fiscal year ended December 31, 2009
     Filed March 1, 2010
     File No. 000-28218

Dear Mr. Barabe:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 80

1. We reference management's report on internal control over financial reporting on page 80. Please tell us where you have included management's conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2009.

Item 15. Exhibits and Financial Statement Schedules, page 83

2.   Please tell us where you have filed the Consent of Independent Registered Public
        Accounting Firm listed in the Exhibits to your Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the
                disclosure in the filing;

        ·   staff comments or changes to disclosure in response to staff comments do
                not foreclose the Commission from taking any action with respect to the
                filing; and

        ·   the company may not assert staff comments as a defense in any
                proceeding initiated by the Commission or any person under the federal
                securities laws of the United States.

        You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters.
Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with
any other questions.

                                                Sincerely,

                                                Brian Cascio
                                                Accounting Branch Chief